SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2005

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate  by  check  mark  whether  the   registrant  by  furnishing  the
       information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


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         Attached  hereto as Exhibit 1 and  incorporated  herein by reference is the Registrant's press release dated December 12, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AMERICAN ISRAELI PAPER MILLS LTD.
                                    (Registrant)

                                    By: /s/ Lea Katz
                                        ----------------------------------------
                                        Name:  Lea Katz
                                        Title: Corporate Secretary

Dated: December 13, 2005

                                  EXHIBIT INDEX

      EXHIBIT NO.           DESCRIPTION

             1.             Press release dated December 12, 2005

                                                                       Exhibit 1
      NEWS

                                           CLIENT:  AMERICAN ISRAELI
                                                    PAPER MILLS LTD.

                                           AGENCY CONTACT:    PHILIP Y. SARDOFF

                                           FOR RELEASE:       IMMEDIATE




            AMERICAN ISRAELI PAPER MILLS LTD. DECLARES CASH DIVIDEND

Hadera, Israel, December 12, 2005 - American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company" or "AIPM") today reported that the Board of Directors of the Company declared a cash dividend in a total amount of NIS 50,001,850.09 million (approximately $10.8 million), or NIS 12.494 ($2.7114) per share. The dividend will be paid on January 10, 2006 to shareholders of record on December 28, 2005. The foregoing dollar value of the cash dividend is calculated based on the exchange rate in effect on December 12 ,2005 of NIS 4.6080 to $1.00. The exact dollar payment per each share will be determined on the record date, based on the exchange rate on such date.

In case of change in the issued share capital of the Company until the record date the dividend per share shall be adjusted accordingly.

The ex-dividend date on the American Stock Exchange is December 23, 2005. The ex-dividend date on the Tel Aviv Stock Exchange is December 29, 2005.

No Ordinary Share transfers between the Company's US and Israeli registers will be permitted from December 23, 2005 through and including December 29, 2005, in order to avoid any confusion that may result from the different ex-dividend dates on the American Stock Exchange and the Tel Aviv Stock Exchange. The temporary suspension of transfers between registers will not affect the trading of the Company's Ordinary Shares on either the American Stock Exchange or the Tel Aviv Stock Exchange.

(sec- 21465)